FILED PURSUANT TO RULE 433

REGISTRATION STATEMENT NO. 333-179875

DATED NOVEMBER 14, 2013

STATE STREET CORPORATION

$1,000,000,000 3.70% Senior Notes due 2023

Pricing Details

Issuer:	State Street Corporation

Security:	3.70% Senior Notes due 2023

Aggregate Principal Amount:	$1,000,000,000

Trade Date:	November 14, 2013

Settlement Date (T+3):	November 19, 2013

Maturity Date:	November 20, 2023

Coupon:	3.70%

Price to Public (Issue Price):	99.760%

Yield to Maturity:	3.729%

Pricing Benchmark:	UST 2.5% Notes due August 15, 2023

UST Spot (Yield):	2.679%

Spread to Benchmark:	+105 basis points

Interest Payment Period:	Semi-annually

Interest Payment Dates:	Each May 20 and November 20, commencing on May 20, 2014

Day Count Convention:	30/360

Business Day Convention:	Following, Unadjusted

Denominations:	Minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof

Currency:	U.S. Dollars

CUSIP:	857477AM5

ISIN:	US857477AM50

November 14, 2013 Moody’s Announcement:*	On November 14, 2013, Moody’s Investors Service, or Moody’s, made an announcement concerning the long-term debt ratings of State Street Corporation and State Street Bank and Trust Company. The ratings with respect to the long-term senior and subordinated debt of State Street Corporation were confirmed at A1 and A2, respectively. The ratings with respect to the long-term senior and subordinated debt of State Street Bank and Trust Company were downgraded from Aa2 to Aa3 and from Aa3 to A1, respectively.

Expected Ratings:*	A1 / A+ / A+ / AA (low) (Moody’s / S&P / Fitch / DBRS)

Joint Book-Running Managers:	Morgan Stanley & Co. LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Goldman, Sachs & Co.

Co-Managers:	Barclays Capital Inc. Credit Suisse Securities (USA) LLC Deutsche Bank Securities Inc. J.P. Morgan Securities LLC Lloyds Securities Inc. UBS Securities LLC Wells Fargo Securities, LLC

Junior Co-Managers:	Mischler Financial Group, Inc. Muriel Siebert & Co., Inc.

All terms used and not otherwise defined in this final term sheet have the respective meanings assigned to such terms in the preliminary prospectus supplement, dated November 14, 2013.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Morgan Stanley & Co. LLC at 1-866-718-1649, Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322 or Goldman, Sachs & Co at 1-866-471-2526.

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.